Filed Pursuant to Rule 253(g)(2)
File No. 024-12163

NORHART INVEST LLC

SUPPLEMENT NO. 4 DATED SEPTEMBER 11, 2023
TO THE OFFERING CIRCULAR DATED JUNE 29, 2023

This supplement (“Supplement No. 4”) supplements, and should be read in conjunction with, the offering circular of Norhart Invest LLC (“Norhart”), dated June 29, 2023, as qualified on June 30, 2023, and as previously supplemented by Supplement No. 1 (dated June 6, 2023), Supplement No. 2 (dated August 4, 2023) and Supplement No. 3 (dated September 5, 2023) (collectively, the “Offering Circular”). Unless otherwise defined herein, capitalized terms used in this Supplement No. 4 shall have the same meaning as set forth in the Offering Circular.

Any statement contained in the Offering Circular shall be deemed to be modified or superseded to the extent that information in this Supplement No. 4 modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Offering Circular, except as modified or superseded by this Supplement No. 4.

The sole purpose of this Supplement No. 4 is to update the minimum investment amount for each investor seeking to purchase Promissory Notes in the offering from One Hundred Dollars ($100.00) to Two Thousand Five Hundred Dollars ($2,500.00). Except as expressly set forth herein, the Offering Circular remains unchanged.

The following information supersedes and replaces the introduction and first bullet point under the third paragraph on the cover page of the Offering Circular:

The Promissory Notes will:

•	be priced at $0.01 each, subject to a minimum investment per investor of Two Thousand Five Hundred Dollars ($2,500.00);

The following information supersedes and replaces the third bullet point under the second paragraph of the section of the Offering Circular titled “Offering Circular Summary – The “Platform”, located on page 1 of the Offering Circular:

•	Invest as Little as $2,500.00. You will be able to purchase Promissory Notes in amounts as low as $2,500.00. This minimum investment may be modified by the Company at any time. Beyond the minimum investment, the Investors may invest in increments of $0.01.

The following information supersedes and replaces the first bullet point under the second paragraph of the section of the Offering Circular titled “Norhart Invest Platform – How to Purchase Promissory Notes”, located on page 21 of the Offering Circular:

•	Invest as Little as $2,500.00. You will be able to purchase Promissory Notes in amounts as low as $2,500.00. This minimum investment may be modified by the Company at any time. Beyond the minimum investment, the Investors may invest in increments of $0.01.

The following information supersedes and replaces the introductory sentence of the second paragraph of the section of the Offering Circular titled “Norhart Invest Platform – Platform Operation”, located on page 21 of the Offering Circular:

Currently, the minimum purchase order that you may submit for any offering of Promissory Notes is $2,500.00, and there is no maximum purchase order that may be submitted, except for non-accredited investors, whose purchases will be subject to the following limits pursuant to Rule 251(d)(2)(c) of Regulation A:

The following information supersedes and replaces the introduction and first bullet point under the second paragraph of the section of the Offering Circular titled “Securities Being Offered – General”, located on page 21 of the Offering Circular::

The Promissory Notes will:

•	be priced at $0.01 each, subject to a minimum investment per investor of Two Thousand Five Hundred Dollars ($2,500.00);